January 5, 2026 VIA EDGAR Angela Lumley Blaise Rhodes U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street, N.E. Washington, D.C. 20549 Re: Driven Brands Holdings Inc. Form 10-K for Fiscal Year Ended December 28, 2024 Form 10-Q for Fiscal Quarter Ended September 27, 2025 File No. 001-39898 Dear Ms. Lumley and Mr. Rhodes: On behalf of Driven Brands Holdings Inc. (“Driven Brands,” the “Company,” “we,” or “our”), we are responding to the comment letter, dated December 11, 2025, that we received from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filings with the Securities and Exchange Commission (“SEC”). To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to each comment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K. Form 10-Q for Fiscal Quarter Ended September 27, 2025 Notes to Consolidated Financial Statements (unaudited) Note 2 - Summary of Significant Accounting Policies Basis of Presentation, page 10 1. Please provide an analysis, both qualitative and quantitative, to support your assertion that the adjustments you recorded during the quarter ended September 27, 2025 were not material to any current or prior period financial statements. In doing so, also describe the nature and amounts of each error being corrected and consider the impact of the errors individually and in the aggregate on each quarterly period. Refer to SAB Topics 1.M and 1.N. Please provide us with a detailed discussion of why adjustments for items that originated in prior periods appear to be occurring on a regular basis, the earliest period of adjustments being fiscal year 2020 as noted in our comment letter dated November 7, 2023. In addition,

2 please tell us how the discovery and correction of these errors are being considered in your analysis of internal controls. Driven Brands Response: We acknowledge the Staff’s request for our analysis related to the materiality of our adjustments recorded during the quarterly period ended September 27, 2025 (“Q3 2025”), and reflected in our Form 10-Q (“Q3 2025 10-Q”). In conducting our analysis, we followed the requirements under Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections (“ASC Topic 250”), including paragraph 250-10-45-27, with regards to determining materiality for the purpose of reporting the correction of an error for both the interim and annual periods presented. Further, in connection with the filing of the Q3 2025 10-Q, we conducted a quantitative and qualitative assessment of the errors discussed below based on the guidance set forth in SEC Staff Accounting Bulletin Topic 1.M, Materiality (“SAB 1.M”), and Staff Accounting Bulletin Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 1.N”), and determined that their effects on the Company’s consolidated financial statements for the relevant prior periods were not material. I. Errors We identified errors in the Company’s consolidated financial statements when preparing the quarterly financial statements for the Q3 2025 10-Q. The errors had an aggregate impact of $5.7 million on both Operating income and Income before tax from continuing operations and a $1.1 million impact on Net income from continuing operations as presented in the Q3 2025 Statement of Operations. An overview of the nature of the errors is provided below, and the materiality analysis follows in Section II. A. Disposal of Fixed Assets During the last week of 2024, the Company closed on a sale leaseback portfolio transaction. Due to the timing of the transaction, an entry was recorded within our consolidation system to properly account for the asset write-off in December 2024 rather than disposing of the assets within the related subledgers within Oracle ERP. During the first quarter of 2025 (“Q1 2025”) and second quarter of 2025 (“Q2 2025”), the Company recorded the disposals within the fixed asset subledgers but did not appropriately reverse the original consolidation journal entry. During Q3 2025, the Company identified and recorded the reversing journal entry for $6.2 million. This error resulted in Selling, general, and administrative expenses (“SG&A”) being overstated during Q1 2025 and Q2 2025 by approximately $2.2 million and $3.9 million, respectively, and resulted in SG&A being understated by $6.2 million in Q3 2025 when the reversing journal entry was made. B. Leases To address a significant deficiency relating to leases identified in 2024, the Company has been continuing to enhance its controls relating to the Company’s lease accounting. In connection with this process, the Company identified certain ground leases that originated in prior periods beginning in 2023 and continuing through Q2 2025 where the lease had not been recorded at the time of lease commencement. During Q3 2025, the Company identified and recorded the impact of these leases, which resulted in the addition of approximately $9.9 million of right-of-use assets, $10.4 million of operating lease liabilities, and $0.5 million of operating lease expense within Company-operated store expenses relating to prior periods.

3 C. Valuation Allowance In connection with the sale of the U.S. car wash business, the Company determined $3.1 million of deferred tax assets would not be utilized due to the structure of the sale and required a valuation allowance be established. The sale of this business occurred during Q2 2025, and the related income tax expense should have been recorded at the time of the sale; however, this expense was evaluated in Q3 2025 and corrected as an out-of-period adjustment in the quarter. D. Property Tax The Company appropriately expensed and remitted certain property taxes in the correct periods; however, the tax payment related to these properties that was paid in Q1 2025 ($3.6 million) was not applied to the property tax accrual in that period; this error was corrected in Q3 2025. There was no impact on the Statements of Operations for any period associated with this error. E. Accounts Receivable Payment Clearing The Company identified certain manual accounts receivable processes relating to payment clearing that were not timely completed relating to Q1 2025 and Q2 2025. During Q3 2025, the Company processed a total of $2.1 million relating to the impacted periods. As a result of the timing of these returns being processed, Accounts and notes receivable net was understated and Cash and cash equivalents was overstated by $0.4 million and $2.1 million as of Q1 2025 and Q2 2025, respectively. There was no impact on the Statements of Operations for any period associated with this error. II. Materiality Analysis Under SAB 1.M Based on the assessment of quantitative and qualitative factors under applicable guidance (which is presented below), the Company concluded that the errors in the Company’s consolidated financial statements when preparing the quarterly financial statements for the Q3 2025 10-Q were not material individually or in the aggregate in relation to any prior period financial statements or to the Q3 2025 financial statements. A. Quantitative Analysis The quantitative impact of the errors is reviewed below. Our assessment addresses errors that were identified and corrected in Q3 2025. 1. Statement of Operations The following table summarizes the individual and aggregate quantitative impact of the errors identified and corrected in Q3 2025 on the prior periods and Q3 2025 with respect to the primary financial statement line items in the Statement of Operations that were impacted: (1) Operating income, (2) Income before tax from continuing operations, and (3) Net income from continuing operations.[1, 2]

($ amounts in thousands)	Q1 2025	Q2 2025	Q3 2025	Q3 2025 YTD
Operating income	**$61,265**	**$38,112**	**$61,936**	**$161,313**
Income before tax from continuing operations	**$24,521**	**$18,950**	**$39,203**	**$82,674**
Net income from continuing operations	**$17,490**	**$11,809**	**$60,862**	**$90,161**
Disposal of Fixed Assets Error (A)	**$2,240**	**$3,930**	**$(6,170)**	**-**
% of Operating income	*4%*	*10%*	*10%*	*-%*
% of Income before tax from continuing operations	*9%*	*21%*	*16%*	*-%*
% of Net income from continuing operations[3]	*10%*	*25%*	*8%*	*-%*
Leases Error (B)	**$(146)**	**$(102)**	**$495**	**$247**
% of Operating income (Loss)	*<1%*	*<1%*	*<1%*	*<1%*
% of Income before tax from continuing operations	*<1%*	*<1%*	*1%*	*<1%*
% of Net income from continuing operations[3]	*<1%*	*<1%*	*<1%*	*<1%*
Valuation Allowance Error (C)	**-**	**(3,103)**	**3,103**	**-**
% of Operating income	*-%*	*-%*	*-%*	*-%*
% of Income before tax from continuing operations	*-%*	*-%*	*-%*	*-%*
% of Net income from continuing operations	*-%*	*26%*	*5%*	*-%*
Aggregate Pre-Tax Errors (A + B)	**$2,094**	**$3,828**	**$(5,675)**	**$247**
Aggregate Post-Tax Errors (A + B + C)	**$1,560**	**$(251)**	**$(1,125)**	**$184**
% of Operating income	*3%*	*10%*	*9%*	*<1%*
% of Income before tax from continuing operations	*9%*	*20%*	*14%*	*<1%*
% of Net income from continuing operations	*9%*	*2%*	*2%*	*<1%*

[1] SG&A was the primary line item in the Statement of Operations impacted by the errors within the 2025 interim periods. In each of these periods, the impact to SG&A was 4% or less on both an individual and aggregate basis.

[2] The Company has excluded the Property Tax and Accounts Receivable Payment Clearing Errors from this table as these errors did not impact the Statement of Operations. In addition, periods prior to 2025 are not included in the chart above because the only error that impacted such periods is the Lease Error, and this error only impacted interim periods beginning in the third quarter of 2023 and in each interim period in 2024 in a cumulative amount of $0.2 million.

[3] Includes the estimated tax impact assuming a 25.5% statutory tax rate.

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5 With respect to the interim periods, we have considered the impact of the errors reported in Operating income and Income before tax from continuing operations, noting certain adjustments individually and in the aggregate are greater than 10%. We determined that the impact of the errors to these prior periods was not material because in absolute dollar amounts the Company’s Operating expenses range from $455 million to $513 million during the impacted interim periods, while these errors amounted to $6 million of such Operating Expenses in each period. In addition, the Company focused on the following in considering these impacts:  The Q3 2025 year-to-date impacts were immaterial in both absolute dollar amounts and as a percentage of key financial statement metrics. The impact of the applicable errors to the Statements of Operations had a less than 1% impact on each of (1) Operating income, (2) Income before tax from continuing operations, and (3) Net income from continuing operations. Similarly, the impact of the applicable errors had less than a 1% impact on each of Current Assets, Total Assets, Current Liabilities, and Total Liabilities on each prior Balance Sheet date (including the Q3 2025 Balance Sheet) as outlined in the table below.  Further, although impacts to some of the financial statement line items during certain prior quarters were greater than 10%, guidance has noted that the evaluation of materiality in an interim period should reflect the perspective of a “reasonable investor, not whether an interim period is a discrete period, an integral part of an annual period, or some combination of both.”4 In addition: o During Q2 2025, the Company recorded (1) a non-recurring charge of $17 million relating to the fair value of a sellers note assumed with the sale of the U.S. car wash business and (2) a $12.2 million loss on foreign currency translation. Excluding these impacts, the errors would have impacted Operating income, Income before taxes from continuing operations, and Net income from continuing operations by less than 7%, 8%, and 1%, respectively. Additionally, if these impacts are excluded, each of the individual errors accounts for a less than 10% impact on each of Operating income, Income before taxes from continuing operations, and Net income from continuing operations, respectively. o During Q1 2025, the Company recorded a $7 million impairment. Excluding this impact, the errors would have impacted Operating income, Income before taxes from continuing operations, and Net income from continuing operations by 3%, 7%, and 7%, respectively.  The Company considered and concluded the impact of the errors was immaterial to projected full year 2025 Net income from continuing operations as of Q3 2025. The impact of the errors was less than 1% of projected full year 2025 Net income from continuing operations as of Q3 2025.  When considering the quarterly and year-to-date impacts of the errors presented below—and consistent with SAB 1.M’s focus on whether information is “material to users of a registrant’s financial statements”—we reviewed the errors on the financial measures that analysts focus on, which are (1) Revenue, (2) Adjusted EBITDA, and (3) Adjusted EPS, and found these errors to be immaterial: 4 See Advisory Committee on Improvements to Financial Reporting (“ACIFR”) — Draft Final Report, July 11, 2008, at 93, available at http://www.sec.gov/about/offices/oca/acifr/acifr-dfr-071108.pdf.

- *Revenue*: No identified errors impact Revenue.
- *Adjusted EBITDA*: Only the Leases error (**B**) impacts Adjusted EBITDA in any period. Outside of the period of correction (Q3 2025), the impact of the error is $0.1 million or less in each period and would not impact the Company's ability to meet or fail to meet expectations in any individual period. The period of correction resulted in a decrease in Adjusted EBITDA of $0.5 million and did not impact the Company's ability to meet analyst expectations.
- *Adjusted EPS*: Only the Leases error (**B**) impacts Adjusted EPS in any period. Adjustments noted above in Adjusted EBITDA would be tax-impacted within our Adjusted Net Income calculation prior to calculating the impact to Adjusted EPS and would not change the Adjusted EPS amount presented during each of the periods.

- For those misstatements that relate to prior periods and that have been corrected in the current period, we also evaluated the impact of these out-of-period misstatements on the respective financial statements when the errors originated individually and in the aggregate with other out-of-period adjustments made in prior periods (including impacts of other out-of-period adjustments) and determined that the impacts of such aggregated errors were not material individually or in the aggregate.

2. Balance Sheet

The table below demonstrates that the effects of the errors are immaterial, both individually and in the aggregate, on a quantitative basis to the Balance Sheet at the end of each prior Balance Sheet date.[5]

($ amounts in millions)	**Q4 2024**	**Q1 2025**	**Q2 2025**	**Q3 2025**
Total Current Assets	**$657.4**	**$671.4**	**$736.7**	**$585.1**
Property Tax Errors (D)	-	$(3.6)	$(3.6)	-
--% of Total Current Assets	*-%*	*<1%*	*<1%*	*-%*
Total Assets	**$5,261.8**	**$5,301.7**	**$4,283.5**	**$4,152.9**
Disposal of Fixed Assets Errors (A)	-	$2.2	$6.2	-
--% of Total Assets	*-%*	*<1%*	*<1%*	*-%*
Leases Errors (B)	$6.5	$9.2	$9.9	-
--% of Total Assets	*<1%*	*<1%*	*<1%*	*-%*
Property Tax Errors (D)	-	$(3.6)	$(3.6)	-
--% of Total Current Assets	*-%*	*<1%*	*<1%*	*-%*
Aggregate Errors (A + B + D)	$6.5	$7.8	$12.5	-
--% of Total Assets	*<1%*	*<1%*	*<1%*	*-%*
Total Current Liabilities	**$433.9**	**$457.3**	**$661.1**	**$648.1**
Leases Errors (B)	$0.1	$0.2	$0.4	-
--% of Total Current Liabilities	*<1%*	*<1%*	*<1%*	*-%*
Property Tax Errors (D)	-	$(3.6)	$(3.6)	-

[5] Errors associated with Leases (B) also impacted fiscal year 2023. The Company has not disclosed Balance Sheet information relating to fiscal year 2023 within the Company's unaudited financial statements; however, based on management's internal calculations, the impact of approximately $1.5 million to the consolidated right-of-use assets and operating liabilities would result in an impact of less than 1%.

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7 --% of Total Current Liabilities -% <1% <1% -% Aggregate Errors (B + D) $0.1 $(3.4) $(3.2) - --% of Total Current Liabilities <1% <1% <1% -% Total Liabilities $4,654.5 $4,658.4 $3,540.1 $3,359.4 Leases Errors (B) $6.7 $9.6 $10.4 - --% of Total Liabilities <1% <1% <1% -% Valuation Allowance Errors (C) - - 3.1 - --% of Total Liabilities 0% -% <1% -% Property Tax Errors (D) - $(3.6) $(3.6) - --% of Total Current Liabilities -% <1% <1% -% Aggregate Errors (B + C + D) $6.7 $6.0 $9.9 - --% of Total Liabilities <1% <1% <1% -% The Company considered the impact of the errors utilizing the iron curtain method, noting the cumulative error in the balance sheet, which did not result in a different conclusion than noted above. Further, similar to the Company’s quantitative analysis of the Statement of Operations, for those misstatements that relate to prior periods and that have been corrected in the current period, we also evaluated the impact of these out-of-period misstatements on the respective Balance Sheet financial statements when the errors originated individually and in the aggregate with other out-of-period adjustments made in prior periods (including impacts of other out-of-period adjustments) and determined that the impacts of such aggregated errors were not material individually or in the aggregate. B. Qualitative Analysis Our assessment of the qualitative factors also supported our conclusion that the effects of the errors on the Company’s consolidated financial statements for the prior periods were not material. SAB 1.M states that a misstatement is material if, “in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In considering these factors, SAB 1.M directs that “the factual context in which the user of financial statements would view the financial statement item” is an important consideration in assessing the total mix of information that a reasonable person can be expected to rely on. In our qualitative analysis of the impact of these adjustments, we considered the following:  The nature of the conduct giving rise to the errors – The errors occurred due to unintentional oversights. We are not aware of any indication of either an intentional misstatement or an illegal act associated with these errors. The errors are unrelated and do not appear indicative of any effort to present a more favorable picture regarding financial performance.  Is the item capable of precise measurement – The errors relate to items that are capable of precise measurement and are not a result from inaccurate measurement, but rather from misapplication of processes.  Does the item mask a change in earnings or other trends – As discussed in the quantitative analysis above, the errors did not mask a change in earnings or other trends.

8  Does the item hide a failure to meet analysts’ consensus expectations – The errors do not hide a failure to meet analyst consensus expectations. In each of the prior periods, the Company’s results were in line with, or above, analyst consensus with and without the impact of the error corrections.  Changing a loss into income or vice versa – The errors did not change a loss to earnings, or vice versa, in any reporting period.  Does the error impact a segment that has been identified as playing a significant role in operations or profitability – As the error impacts were distributed across our segments, the errors did not impact a segment that has been identified by the Company as playing a significant role in its operations or profitability.  Compliance with regulatory requirements – The errors did not affect compliance with regulatory requirements.  Compliance with loan covenants or other contractual requirements – Even after giving effect to corrections of all of the errors, there would have been no breach in compliance with any loan covenants or other contractual requirements.  Increasing management’s compensation – The Company’s performance-based bonus plans for the relevant periods were based 50% on Adjusted EBITDA, with the remainder based on other metrics that were not impacted by the errors. The effect of the errors would not have impacted the bonus attainment percentage in 2023 or 2024. Further, the effect of the errors did not factor into whether employees did or did not receive a performance-based bonus; the effect simply factored into the overall calculation for one of the metrics under consideration and did not impact the outcome of that assessment.  Concealment of an unlawful transaction – The errors were not made to conceal an unlawful transaction. The Company concluded that the errors discussed above were not material, individually or in the aggregate, to the Company’s financial statements for the impacted periods, and management reviewed this conclusion with the Audit Committee. Our independent auditor, in each respective period, concurred with these assessments. III. Internal Control over Financial Reporting (“ICFR”) Evaluation We acknowledge the Staff’s request for a discussion regarding adjustments for items that originated in prior periods, including how these items are currently considered in the Company’s analysis of internal controls. As the Company executes its evaluation of its ICFR as required by rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934, the Company utilizes the framework established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management’s evaluations include an assessment of the design and operating effectiveness of controls relevant to the preparation of financial statements in conformity with U.S. generally accepted accounting principles. As part of its evaluations, management identifies control deficiencies and evaluates their severity by considering the magnitude of potential misstatement, the likelihood that such misstatement could occur, the pervasiveness or reoccurrence of the deficiency across financial reporting processes, and the existence and effectiveness of compensating controls, including relevant entity-level controls. Management evaluates

9 identified deficiencies, both individually and in the aggregate, to determine whether they constitute a significant deficiency or a material weakness. The Company acknowledges the recurrence of certain adjustments, primarily relating to fixed assets. Management had previously identified control deficiencies related to (i) timely placement of fixed assets into service and (ii) controls related to lease rollforwards and associated reconciliations, and concluded that each represented a significant deficiency. Management evaluated the Q3 2025 errors identified in Section I above and the control impacts: the Lease errors relate to the lease rollforwards and associated reconciliations deficiency as discussed below; the fixed asset error related to the control deficiency described below; and for the other immaterial errors, management initiated the process of assessing control deficiencies. Management then evaluated the identified deficiencies, individually and in the aggregate, and concluded that they do not constitute a material weakness in the Company’s ICFR as of the end of Q3 2025. Management considered the discovery and correction of the fixed asset rollforward errors in Q3 2025 in its evaluation of internal control over financial reporting. The errors resulted from management not properly identifying, investigating, and resolving reconciling items as part of the fixed asset rollforward and reconciliation process. Management evaluated the nature and cause of the items identified, the magnitude of the resulting adjustments, and whether the control deficiency created a reasonable possibility that a material misstatement of the annual or interim financial statements would not be prevented or detected on a timely basis. Management concluded it was not reasonably possible that the potential misstatement could be significantly larger than the known errors that occurred given the nature of the disposal errors being sale leaseback transactions coupled with a comprehensive review of the disposals activities completed by the Company. Disposals are isolated to one general ledger account in the fixed assets rollforward and that account contained immaterial balances during the fiscal year. In addition, the Company’s monitoring controls, including quarterly fluctuation analysis of fixed asset-related financial statement line items and investigation of period-over-period changes, provide an additional level of detection that would be expected to identify unexplained material fluctuations. Management also considered the discovery and correction of the lease-related errors in Q3 2025 in its evaluation of internal control over financial reporting. The identified errors were limited to correcting journal entries recorded as a result of completing the reconciliation between the Company’s lease accounting system and the general ledger. Management evaluated the nature and cause of the items identified, the magnitude of the resulting adjustments, and whether the deficiencies created a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis. Management concluded it was not reasonably possible that the potential misstatement could be significantly larger than the known errors that occurred, as lease balances are primarily derived from lease accounting system calculations and calculations within the lease accounting system and controls over the manual posting of lease accounting system-generated journal entries to the general ledger were operating effectively. Lastly, management’s monitoring controls, including quarterly fluctuation analysis of lease-related financial statement line items and investigation of period-over-period changes, provide an additional level of detection that would be expected to identify unexplained material fluctuations. Accordingly, management concluded that the aggregation of these deficiencies does not result in a reasonable possibility that a material misstatement of the financial statements would not be prevented or detected on a timely basis. Management has implemented, and continues to implement, remediation actions that leverage additional resources to address the significant deficiencies. Management will assess the design and operating effectiveness of these remediation actions as part of its evaluation of ICFR as of the end of fiscal year 2025.

10 Management discussed these matters and related remediation plans with the Chief Executive Officer, Chief Financial Officer, Disclosure Committee, and Audit Committee. Form 10-K for Fiscal Year Ended December 28, 2024 Notes to Consolidated Financial Statements Note 2 - Summary of Significant Accounting Policies Basis of Presentation, page 70 2. Please provide an analysis, both qualitative and quantitative, to support your assertion that the adjustments you recorded during the year ended December 31, 2024, were not material to any current or prior period financial statements. In doing so, also describe the nature and amounts of each error being corrected and consider the impact of the errors individually and in the aggregate on each quarterly and annual period. Refer to SAB Topics 1.M and 1.N. Driven Brands Response: We acknowledge the Staff’s request for our analysis related to the materiality of our adjustments recorded during the year ended December 28, 2024, and reflected in our Form 10-K (“2024 10-K”). In conducting our analysis, we followed the requirements under ASC Topic 250, including paragraph 250-10-45-27, with regards to determining materiality for the purpose of reporting the correction of an error for both the interim and annual periods presented. Further, in connection with the filing of the 2024 10-K, we conducted a quantitative and qualitative assessment of the errors discussed below based on the guidance set forth in SAB 1.M and SAB 1.N, and determined that their effects on the Company’s consolidated financial statements for the relevant prior periods were not material. I. Errors We identified errors in the Company’s consolidated financial statements when preparing the annual financial statements for the fiscal year ended December 28, 2024 (“fiscal year 2024”). The errors had an aggregate impact of $9.4 million on both Operating income and Income before taxes as presented in the fiscal year 2024 Statement of Operations. An overview of the nature of the errors is provided below, and the materiality analysis follows in Section II. A. Disposal of Fixed Assets In conjunction with the remediation of a significant deficiency identified in 2023 related to one of our business’ fixed assets process, the Company identified two separate but similar errors during the first and fourth quarter of fiscal year 2024 where certain fixed assets that had been sold in prior periods as a part of sale leaseback transactions that were still recorded within the Company’s fixed asset subledger, of which a portion was held for sale. To correct these errors the Company reflected the disposal of $9.4 million of fixed assets during fiscal year 2024 that related to disposals that had occurred in the prior year, resulting in SG&A being overstated.

II. Materiality Analysis Under SAB 1.M

Based on the assessment of quantitative and qualitative factors under applicable guidance, the Company concluded that the errors were not material individually or in the aggregate in relation to any prior period financial statements or to the year ended December 28, 2024 financial statements.

A. Quantitative Analysis

The quantitative impact of the errors is reviewed below. Our assessment focuses on errors that were identified and corrected in 2024 that impacted the full year period.

1. Statement of Operations

The following table summarizes the individual and aggregate quantitative impact of the errors on the prior periods and the fiscal year 2024 with respect to the primary financial statement line items in the Statement of Operations that were impacted: (1) Operating income and (2) Income before taxes.[6]

($ amounts in thousands)	FY 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024 YTD
Operating income	**$(686,533)**	**$58,518**	**$80,507**	**$39,507**	**$(140,231)**
(Loss) Income before taxes	**$(847,651)**	**$10,425**	**$48,030**	**$(5,140)**	**$(317,639)**
Disposal of Fixed Assets Errors (A)	**$(9,426)**	**$3,715**	**-**	**-**	**$9,426**
% of Operating (loss) income	*1%*	*6%*	*-%*	*-%*	*7%*
% of (Loss) income before taxes	*1%*	*36%*	*-%*	*-%*	*3%*

The impact of the error was approximately 1% on Operating (loss) income in fiscal year 2023 and approximately 1% and 3% on (Loss) income before taxes in fiscal years 2023 and 2024, respectively. While the impact of the error was approximately 7% on Operating (loss) income in fiscal year 2024, the absolute dollar amount of the error was the same as in 2023 and the amount is only greater given the lower operating loss position in 2024, as compared to 2023. With respect to the interim periods, we have considered the impact of the errors reported in Operating income and Income before tax from continuing operations, noting certain adjustments individually and in the aggregate are greater than 10%. We determined that the impact of the errors to these prior periods was not material because in absolute dollar amounts the Company's Operating expenses were $3.0 billion in 2023 and $2.5 billion in 2024, and these errors amounted to $9.4 million of such Operating Expenses in each period. In addition, during the first quarter of 2024 ("Q1 2024"), Operating expenses were approximately $513.7 million, and the errors amounted to $3.7 million. Additionally, with respect to the impact of the errors for Q1 2024, we note that the Operating income and Income before taxes were significantly lower due to an impairment charge recorded during the quarter for $18 million relating to assets held for sale. Excluding the impairment charge, the errors would have impacted Operating income by less than 5% (rather than 6%) and Income before taxes by 13% (rather than 36%).

[6] SG&A was the line item in the Statement of Operations impacted by the errors within the 2023 and 2024 periods. In each of these periods, the impact to SG&A was less than 3% on both an individual and aggregate basis. Note financial statement line items are reflective of balances originally reported in the 2024 Form 10-K and Form 10-Q filings.

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12 In addition, when considering these impacts—and consistent with SAB 1.M’s focus on whether information is “material to users of a registrant’s financial statements”—we noted that the errors did not impact the key metric utilized by investors, which are (1) Revenue, (2) Adjusted EBITDA, and (3) Adjusted EPS. For those misstatements that relate to prior periods and that have been corrected in the current period, we also evaluated the impact of these out-of-period misstatements on the respective financial statements when the errors originated individually and in the aggregate with other out-of-period adjustments made in prior periods (including impacts of other out-of-period adjustments) and determined that the impacts of such aggregated errors were not material individually or in the aggregate. 2. Balance Sheet The table below demonstrates that the effects of the errors are immaterial on a quantitative basis to the Balance Sheet at the end of each prior Balance Sheet date. ($ amounts in millions) Q4 2023 Q1 2024 Q2 2024 Q3 2024 Q4 2024 Total Current Assets $821.1 $815.8 $757.6 $747.2 $657.4 Disposal of Fixed Assets Errors (A) $(3.7) - - - - --% of Total Current Assets <1% - - - - Total Assets $5,910. 8 $5,890.3 $5,826.2 $5,759.8 $5,261. 8 Disposal of Fixed Assets Errors (A) $(9.4) $(5.7) $(5.7) $(5.7) - --% of Total Assets <1% <1% <1% <1% -% On an individual basis, the errors had less than a 1% impact on Current Assets and Total Assets on each prior Balance Sheet date. Further, similar to the Company’s quantitative analysis of the Statement of Operations, for those misstatements that relate to prior periods and that have been corrected in the current period, we also evaluated the impact of these out-of-period misstatements on the respective financial statements when the errors originated individually and in the aggregate with other out-of-period adjustments made in prior periods (including impacts of other out-of-period adjustments) and determined that the impacts of such aggregated errors were not material individually or in the aggregate. As demonstrated in the analysis above, and consistent with SAB 1.M’s focus on whether information is “material to users of a registrant’s financial statements,” the Company concluded that the errors to the Balance Sheet discussed above were not material, individually or in the aggregate. B. Qualitative Analysis Our assessment of the qualitative factors also supported our conclusion that the effects of the errors on the Company’s consolidated financial statements for the prior periods were not material. SAB 1.M states that a misstatement is material if, “in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” In considering these factors, SAB 1.M directs that “the factual context in which the user of financial statements would view the financial statement item” is an important consideration in assessing the total mix of information that a reasonable person can be expected to rely on.

13 In our qualitative analysis of the impact of these adjustments, we considered the following:  The nature of the conduct giving rise to the errors – The errors occurred due to unintentional oversights. We are not aware of any indication of either an intentional misstatement or an illegal act associated with these errors. The errors are unrelated and do not appear indicative of any effort to present a more favorable picture regarding financial performance.  Is the item capable of precise measurement – The errors relate to items that are capable of precise measurement and are not a result from inaccurate measurement, but rather from misapplication of processes.  Does the item mask a change in earnings or other trends – As discussed in the quantitative analysis above, the errors did not mask a change in earnings or other trends.  Does the item hide a failure to meet analysts’ consensus expectations – As outlined above, the errors do not impact key metrics utilized by analysts.  Changing a loss into income or vice versa – The errors did not change a loss to earnings, or vice versa, in any reporting period.  Does the error impact a segment that has been identified as playing a significant role in operations or profitability – While the errors were concentrated in one segment, the errors did not impact metrics utilized by the Company to evaluate operations or profitability.  Compliance with regulatory requirements – The errors did not affect compliance with regulatory requirements.  Compliance with loan covenants or other contractual requirements – Even after giving effect to corrections of all of the errors, there would have been no breach in compliance with any loan covenants or other contractual requirements.  Increasing management’s compensation – The errors did not impact any metrics utilized by the Company for performance-based bonus plans for the relevant periods.  Concealment of an unlawful transaction – The errors were not made to conceal an unlawful transaction. The Company concluded that the errors discussed above were not material, individually or in the aggregate, to the Company’s financial statements for the impacted periods, and management reviewed this conclusion with the Audit Committee. Our independent auditor concurred with this assessment. * * *

14 Should you have any further questions on the above, please do not hesitate to contact me by email at Rebecca.Fondell@drivenbrands.com. Thank you for your assistance. Sincerely, /s/ Rebecca Fondell Rebecca Fondell Chief Accounting Officer cc: Michael Diamond, Executive Vice President and Chief Financial Officer Scott O’Melia, Executive Vice President, Chief Legal Officer, and Secretary Andrew Fabens, Gibson, Dunn & Crutcher LLP Michael Scanlon, Gibson, Dunn & Crutcher LLP